Ratio of earnings to fixed charges
Ratio of earnings to fixed charges - Bank
in	6M14	2013	2012	2011	2010	2009
Ratio of earnings to fixed charges (CHF million)
Income from continuing operations before taxes, noncontrolling interests, extraordinary items and cumulative effect of accounting changes	1,109	3,670	1,982	2,511	6,526	7,800
Income/(loss) from equity method investments	(106)	(240)	(146)	(134)	(148)	(31)
Pre-tax earnings from continuing operations	1,003	3,430	1,836	2,377	6,378	7,769
Fixed charges:
Interest expense	5,301	11,306	14,734	16,404	18,783	18,118
Interest portion of rentals [1]	304	632	629	580	578	565
Preferred dividend requirements	28	236	231	216	162	131
Total fixed charges	5,633	12,174	15,594	17,200	19,523	18,814
Pre-tax earnings before fixed charges	6,636	15,604	17,430	19,577	25,901	26,583
Noncontrolling interests	184	860	(600)	901	802	(697)
Earnings before fixed charges and provision for income taxes	6,452	14,744	18,030	18,676	25,099	27,280

Ratio of earnings to fixed charges	1.15	1.21	1.16	1.09	1.29	1.45
1 Amounts reflect a portion of premises and real estate expenses deemed representative of the interest factor.

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